UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Flexpay LLC

Legal status of issuer

 Form
 Limited Liability Company

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 December 5, 2019

Physical address of issuer
16192 Coastal Highway, Lewes, DE 19958

Website of issuer
https://wwww.flexpay.co.ke/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of convertible notes ("Crowd Notes") of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 9, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$262,063	$250,989
Cash & Cash Equivalents	$157,082	$150,000
Accounts Receivable	$102,367	$96,352
Short-term Debt	$13,503	$17,868
Long-term Debt	$3,716	$133,309
Revenues/Sales	$290,522	$255,055
Cost of Goods Sold	$0	$0
Taxes Paid	$8,585	$13,178
Net Income	$20,032	$30,405

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 9, 2022

FORM C

Up to $1,070,000.00

Flexpay LLC



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Flexpay LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in securities of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of notes (the "Crowd Notes") described in this Form C (this "Offering"). The minimum amount of Crowd Notes that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at flexpay.co.ke no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 9, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at flexpay.co.ke.

The Company must continue to comply with the ongoing reporting requirements until:
   1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Flexpay LLC, also doing business as "FlexPay," is a Delaware limited liability company formed on December 5, 2019. The Company was formerly known as Flexitech Group Limited; Flexitech was incorporated in Kenya on March 20, 2017. The Company is currently also conducting business under the name of Lipia PolePole.

The Company is located at 16192 Coastal Highway, Lewes, DE 19958.

The Company's website is https://wwww.flexpay.co.ke/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

FlexPay provides alternative payment methods for consumers in the retail and health sector. Instead of paying for large purchases upfront, FlexPay customers can gradually make payments over time on their mobile phones, with no additional fee or interest accrued. Once the item has been paid in full, the customer can then pick it up from the merchant. For merchants, the company aims to help them increase sales by accessing a larger pool of customers.

FlexPay has the following two core product lines:

1. *FlexPay Online / Offline:* FlexPay Online and FlexPay Offline is its layaway payment system for merchants (FlexPay Offline) and e-commerce websites (Flexpay Online). When a customer chooses either as a payment option at check-out, they make a deposit as a reservation for the product. The customer then gradually makes payments toward the purchase over time through their mobile phone. When the customer completes the full payment, they can pick up their item from the merchant or request delivery from the e-commerce seller. There is no added cost to a customer who chooses to make a purchase using this flexible payment option.

2. *MamaPrime:* MamaPrime seeks to help expecting mothers plan for the delivery of their baby. FlexPay partners directly with healthcare facilities and pharmacies to offer quality care to low-income expecting mothers earlier on in their pregnancy. The service operates as a flexible, automated financial planning platform where pregnant mothers can make piecemeal payments that go toward meeting the cost of pre-natal, child delivery, and post-natal care. Additionally, family members and friends are also able to contribute, if need be, through MamaPrime's crowdfunding feature.

FlexPay's solutions encourage thoughtful spending and saving towards a purchase. That is one reason why FlexPay has rolled out a savings product called Flex Goals. Flex Goals is strictly a savings tool that allows users to save money towards any future expense – school supplies, rent, insurance, or a vacation. While users must use FlexPay Online or FlexPay Offline to make a purchase, Flex Goals is designed to instill healthy financial habits in users while also familiarizing users with the FlexPay brand.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Crowd Note	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 9, 2023
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 44 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of the State of Delaware on December 5, 2019. Accordingly, we have a very limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our layaway payment services is highly competitive.

We face competition with respect to any services or products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved layaway payment services and thus may be better equipped than us to develop and commercialize layaway payment services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our layaway payment services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

If savings conditions worsen, and adversely affect the ability of customers to keep money aside to buy essential goods and services at acceptable terms and discounted rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Saving has a significant contribution in establishing a country's comprehensive economic health and sustainability. For households, saving is a pathway to securing their future prospects. This can be in terms of solidifying their financial security in the long run, potential for wealth creation or shoring up their resilience in the event of economic crunches. If savings conditions worsen, and adversely affect the ability of customers to keep money aside to buy essential goods and services at acceptable terms and discounted rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in Kenya and the countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Our cybersecurity may become compromised and confidential customer or business information may be misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information and putting in place backup and double layered security infrastructure. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition, and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Our success depends on the experience and skill of our board of directors, executive officers and key employees.

In particular, we are dependent on Denis Karanu, Richard Machomba, Johnson Gituma, Moses Gathecha, and Martin Maina. We have entered into or intend to enter into employment agreements with Denis Karanu, Richard Machomba, Johnson Gituma, Moses Gathecha, and Martin Maina although there can be no assurance that we will be able to or will do so or that they will continue to be employed by us for a particular period of time. The loss of any of Denis Karanu, Richard Machomba, Johnson Gituma, Moses Gathecha, and Martin Maina or any member of our board of directors or any of our executive officers could harm our business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and copyrights in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including service providers and the vendors and partners that we work with, could be adversely affected. Disruptive activities could include the temporary closure of vendors and business that we work with, restrictions on our ability to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business, operations and financial results.

If our employees or employees of any of our vendors, suppliers, customers or other business that we work with become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and cannot be predicted.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or

could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our business is substantially dependent upon awareness and market acceptance of our services and brand.

Our business depends on acceptance by both our users as well as the business that we work with of our services and brands that have the potential to provide incremental sales growth rather than reduce our existing sales. We believe that the success of our business will also be substantially dependent upon acceptance of our brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our business, operations and financial results.

Reductions in sales of our service will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our service and brand:

- the introduction of competitive products;

- changes in consumer preferences for alternative payment methods;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our service or similar services;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our service;

- any changes in government policies and practices related to our service and markets; and

- regulatory developments affecting the marketing or use of our service.

Adverse developments with respect to the sale or market acceptance of our services would significantly reduce our sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Denis Karanu, Richard Machomba, Johnson Gituma, Moses Gathecha, and Martin Maina in order to conduct its operations and execute its business plan.

However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Denis Karanu, Richard Machomba, Johnson Gituma, Moses Gathecha, and Martin Maina die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Kenya.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.
The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by

regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau ("CFPB") is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a layaway payment service company. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

- an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

- an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

- an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

- a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs; and

- a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors

who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.
Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business.

Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.
Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low-cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed, and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.

If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.

A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least

the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 50.41% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

FlexPay provides alternative payment methods for consumers in the retail and health markets. Instead of paying for large purchases upfront, FlexPay customers can gradually make payments over time on their mobile phones, with no additional fee or interest accrued. Once the item has been paid in full, the customer can then pick it up from the merchant. For merchants, the company aims to help them increase sales by accessing a larger pool of customers.

Business Plan

FlexPay is an online and offline payment gateway that allows merchants to offer affordable credit and interest free payment plans to their customers in Africa. Through FlexPay, merchants can offer their customers options in choosing how and when to pay for high-value goods and services. Shoppers can spread the cost over time (pay in installments). On the other hand, FlexPay aims to help merchants increase sales and customer loyalty. Merchants can choose to integrate FlexPay as an online checkout option, or offer in-store financing for their customers.

FlexPay uses two different methods of generating revenue:

- We charge merchants a commission per sale ranging between 3-20% (on average we charge 6.25% commission per sale) depending on the category of the product or service.
- We also earn 9% interest on holding deposits (all deposits held in an escrow account with the bank).

Customers' money is secured in an escrow account with our partner bank. Each merchant using our services signs a contract with the company. In general, most merchants sign five-year contracts.

History of the Business

In December 2019, we set up a Delaware limited liability company as Flexpay LLC. In March 2020, Flexpay LLC became the sole owner and operator of Flexitech Group Limited

26

(incorporated March 2017), FlexPay's Kenyan corporation where all business assets are currently held. The previous shareholders of Flexitech Group Limited retained their ownership in the Company by transferring their ownership to ownership stakes in Flexpay LLC. Flexitech Group Limited continues to operate as a wholly-owned subsidiary of Flexpay LLC.

The Company's Products and/or Services

Product / Service	Description	Current Market
FlexPay Offline / Online	FlexPay Offline and FlexPay Online are FlexPay's save now, buy later payment system for merchants and e-commerce websites. It integrates with partner merchants' point-of-sale operations both online and in-store. When a customer chooses this payment option, they make a deposit to reserve the product. The customer then gradually makes payments toward the purchase over time through their mobile phone. When the customer completes the full payment, they can pick up their item from the merchant or request delivery from the e-commerce platform. There is no added cost to a customer who chooses to make a purchase using either of these products.	E-Commerce platforms and physical storefronts
MamaPrime	MamaPrime seeks to help expecting mothers plan for the delivery of their baby. FlexPay partners directly with healthcare facilities and pharmacies to offer quality care to low-income expecting mothers earlier on in their pregnancy. The service operates as a flexible, automated financial planning platform where pregnant mothers can make piecemeal payments that go toward	Health sector

	meeting the cost of pre-natal, child delivery, and post-natal care. Additionally, family members and friends are also able to contribute, if need be, through MamaPrime's crowdfunding feature.	
Flex Goals	With Flex Goals, individuals can set savings goals for themselves for a variety of products or travel experiences. As a savings tool, Flex Goals is designed to encourage health financial habits. Flex Goals also enables groups to save towards a product or service together.	E-Commerce / Travel / General Purchases

Over the next several years, we plan to focus on scaling existing business lines as well as expanding into several new areas. We plan to scale these operations by partnering with more merchants to make our payment option more ubiquitous. Additionally, FlexPay plans to introduce FlexCredit.

FlexCredit: FlexPay is developing a credit score mechanism for its customers as it seeks to offer lending services as part of its platform.

We onboard B2C customers both online and offline. For offline, customers are on-boarded directly from the merchant stores. For online, customers are on-boarded directly from the merchant eCommerce platforms. All FlexPay merchants and their popular categories are listed at https://wwww.flexpay.co.ke.

Competition

The Company's competitors include financial technology companies that provide either a savings plan to meet purchase goals or an installment-based payment solution. Some of these competitors include Accrue Savings, Aspira, Lipa Later, Kenya Credit Traders, KCB Group, and Klarna.

We believe the biggest competitive advantage we have over our local competitors is automation of the purchasing process (checkout APIs) coupled with the fact that we give shoppers an option to choose purchasing on layaway at no extra cost. FlexPay's instant shopping and post-purchase experience both online and offline enables customers to quickly set a targeted savings account. The biggest competitive advantage we feel we have over our international competitor is that our platform targets the unbanked and underbanked who can be ignored by international players.

Customer Base

Our revenues are derived primarily from merchants who sell both online and offline. Such merchants include furniture stores, electronic stores, maternal hospitals, fashion and design shops, and other enterprises.

Intellectual Property

Copyright Registrations

Registration #	Title	Description	Registration Date	Country
31948	LIPIA MOSMOS	This is our trade name which means "pay in installment" in Swahili.	January 29, 2020	Kenya
LT-014263	FLEXPAY	This is the copyright of the FlexPay platform.	May 28, 2018	Kenya
102451	LIPIA POLEPOLE	This is our trade name which means pay in installment in Swahili.	June 5, 2018	Kenya

Governmental/Regulatory Approval and Compliance

We are dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Financial Services	Kiambu County Council	Single Business Permit	March 3, 2020	March 3, 2020

We are regulated under the financial services by the county council of Kiambu in Kenya, where our business operates.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 16192 Coastal Highway, Lewes, DE 19958

The Company has the following additional addresses: P.O. Box 14191 Chandaria Business Center Plot # 209/05/002 Thika Road, Nairobi Kenya, 00400 Tom Mboya St.

The Company conducts business in Kenya.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Flexitech Group Limited	Limited Liability Company	Kenya	March 20, 2017	100.0%

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
General Marketing	45.00%	$22,500	45.00%	$481,500
Product Development	18.00%	$9,000	18.00%	$192,600
New Hires	12.00%	$6,000	12.00%	$128,400
Operations	20.00%	$10,000	20.00%	$214,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

MANAGING MEMBERS AND OFFICERS

Members and Officers

The Managing Members and Officers of the Company are listed below along with all positions and offices held at the Company, their occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name
Moses Gathecha

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member and CTO, 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, FlexPay: 2017 – Current. As CTO, Moses is responsible for overseeing the team responsible for designing, building, and running the technology required to operate the platform.

Board Member, Pharmaceutical Society of Kenya: June 2021 – Present. Serves as a Member of the Board of Directors and is responsible for advising the company on general operational and strategic decisions throughout the year.

Moses has a Bachelor's degree in Computer Science from Moi University.

Name
Martin Maina

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member and CFO, 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CFO, FlexPay: 2017 – Current. As CFO, Martin is responsible for creating financial forecasts and building a finance team, as well as overseeing the accounting processes and practices for the company.

Martin has a Bachelor's degree in Economics and Finance from Kenyatta University.

Name
Denis Karanu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member and CMO, 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CMO, FlexPay: 2017 – Current. As CMO, Denis has been instrumental in driving the marketing and communication department from initial customer acquisition to the current growth phase.

Marketing Manager, Interactive Designers / Desiru.net: 2010 – Present. Denis leads brand development, web site traffic growth, web site UI, and overall brand strategy at Desiru, a web-based marketing and software solution company.

Dennis holds a Bachelor's degree in Marketing from Kenyatta University.

Name
Richard Machomba

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member and CEO, 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO and Founder, FlexPay: 2017 – Current. As CEO, Richard is responsible for the successful execution of all company operations and determining business strategy.

Richard holds a Bachelor's in Fine Arts from Kenyatta University.

Name
Johnson Mwangi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Director and Head of Partnerships, 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Director and Head of Partnerships, FlexPay: 2017 – Current. As Managing Director and Head of Partnerships, Johnson is responsible for driving FlexPay's go-to-market strategy and service growth by nurturing business relationships, closing on key partnerships, and closing sales.

Business Developer, Kenyatta University: February 2011 – Present. Johnson assists Kenyatta University's Chandaria Business Innovation Centre as a member of the university's business alumni.

Johnson has a Master's degree in Global Business Sustainability and Social Entrepreneurship from the Catholic University of Milan and a Bachelor's degree in Energy Engineering, Environment, and Natural Resources Law from Kenyatta University.

Indemnification

Indemnification is authorized by the Company to its directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees located in Nairobi, Kenya.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount Authorized	1,000 Units
Amount Issued and Outstanding	734 Units
Voting Rights	One vote per Unit
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of Security	SAFE 20% discount, $8M valuation cap
Amount authorized	3
Amount outstanding	$215,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	If a qualified financing event occurs, whereby the Company raises capital by issuing and selling preferred interests, the outstanding amount shall convert into a number of preferred interests with a price equal to the lesser of 80% of the price per share paid by the other purchasers of the preferred interests sold in the qualified financing or an amount obtained by dividing $8 million (the valuation cap) by the fully diluted capitalization of the Company.

Type of Security	SAFE 20% discount, $7M valuation cap
Amount authorized	2
Amount outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	If a qualified financing event occurs, whereby the Company raises capital by issuing and selling preferred interests, the outstanding amount shall convert into a number of preferred interests with a price equal to the lesser of the price per share paid by the other purchasers of the preferred interests sold in the qualified financing or an amount obtained by dividing $8 million (the valuation cap) by the fully diluted capitalization of the Company.

Type of Security	SAFE No discount, $8M valuation cap
Amount authorized	2
Amount outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	If a qualified financing event occurs, whereby the Company raises capital by issuing and selling preferred interests, the outstanding amount shall convert into a number of preferred interests with a price equal to the lesser of 80% of the price per share paid by the other purchasers of the preferred interests sold in the qualified financing or an amount obtained by dividing $7 million (the valuation cap) by the fully diluted capitalization of the Company.

The Company has the following debt outstanding as of June 2022:

Type of debt	Accounts Payable
Creditors	Various third parties
Amount outstanding	$2,661.08
Interest rate and payment schedule	There is no interest rate attached to this liability. Currently, the Company pays the outstanding balance every month.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

Type of debt	Client Accounts
Creditors	Software suppliers
Amount outstanding	$102,940.06
Interest rate and payment schedule	There is no interest rate attached to this liability. Currently, the Company pays the outstanding balance every month.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes*	1	$100,000	Proceeds were used for general business working capital.	July 18, 2019	Section 4(a)(2)
Convertible Promissory Notes*	1	$25,000	Proceeds were used for general business working capital.	September 24, 2020	Section 4(a)(2)
SAFEs	7	$415,000	Proceeds were used for general business working capital.	March 6, 2022 and April 21, 2022	Section 4(a)(2)

Securities have converted into equity in 2021, representing approximately 4.67% ownership of the Company.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Richard Machomba	29.97%
Johnson Mwangi	20.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

In 2022, through June, FlexPay generated over $245,000 of revenue and is on track for a record year. Of this amount, the company reported a net loss of $40,000 for the first half of the year. Its salary payments and sales and promotion expenses represent a majority of its expenses for the year.

For the fiscal year ended December 31, 2021, FlexPay had revenue of $290,522, an increase from $35,467 for the same period in 2020, a net profit of $20,032, down from a net profit of $30,405 over the same period in 2020. The decrease to our bottom line was attributed by a larger increase in general and administrative costs compared to top line growth for the period from 2020 to 2021.

The Company intends to improve profitability over the next 12 months by onboarding more merchants in Africa.

Liquidity and Capital Resources

The Offering proceeds are important to our business and operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the company intends to use the funds on product development, hiring additional staff, business operations, and marketing. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity, as we currently have approximately $216,932 in cash on hand as of June 2022, which will be augmented by the Offering Proceeds and used to execute our business strategy.

We do not have any additional sources of capital other than the proceeds from the Offering.

In the future, we may utilize additional commercial financings, lines of credit and term loans and/or issue equity securities for general corporate purposes, including acquisitions and investing in our technologies and services. We may also use our current cash and cash equivalents to pay down our debt, in part or in full. Management plans to fund our operations over the next twelve months through the combination of increased sales, improved operating results, and the ability to access sources of capital such as through the issuance of equity and/or debt securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 9, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's assets value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Interests, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials, the form of Crowd Notes and organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap

The Valuation Cap shall be $6,000,000.00 for the aggregate amount of Crowd Notes first raised up to and including $50,000 by the Company and $8,000,000.00 for the aggregate amount of Crowd Notes raised by the Company over $50,000 thereafter.

Discount
20%

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives ownership interests at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000.00 in this Offering, then the specified event upon which the Crowd Notes would convert into ownership interests of our Company is: (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into ownership interests of our Company upon the earlier of (i) our Company's election to convert your Crowd Notes, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Notes then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Notes, your Crowd Notes is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines a "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred ownership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into preferred ownership interests in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred ownership interests that are issued in connection with the Qualified Equity Financing, which we refer to as the "Conversion Interests", equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive ownership interests of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount (20%), and (b) the price paid for ownership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred ownership interests or equity interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred ownership interests that is identical in all respects to preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per ownership interest of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of ownership interests of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred ownership interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of the Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Member or Operating Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any member or equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms
The Company does not have the right or obligation to repurchase the Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any member, director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. As of June 2022, the Company did not have any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Johnson Gituma
(Signature)

Johnson Gituma
(Name)

Managing Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard Machomba
(Signature)

Richard Machomba
(Name)

Chief Executive Officer (CEO)
(Title)

August 9, 2022
(Date)

/s/Johnson Gituma
(Signature)

Johnson Gituma
(Name)

Managing Director and Head of Partnerships
(Title)

August 9, 2022
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

Flexpay, LLC

Reviewed Financial Statements

December 31, 2020

(With Independent Accountant's Report Thereon)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Brandon A. Maresma, CPA

The Board of Directors
Flexpay, LLC

I have reviewed the accompanying financial statements of Flexpay, LLC (a limited liability company) and its subsidiaries, which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

The financial statements of Flexitech, LLC, a wholly-owned subsidiary, reflect total assets and revenues constituting 100% of consolidated totals as of and for the year ended December 31, 2020. Those statements were audited by other accountants, who report has been furnished to me.

Accountant's Conclusion

Based on my review, and the report of the other accountants, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Brandon A. Maresma, CPA

Jacksonville Beach, FL

July 25, 2021

Flexpay, LLC
Balance Sheet
December 31, 2020

Assets

Current Assets:

Cash and cash equivalents	$	150,000
Trade accounts receivable, net		96,352
Total Current Assets		246,352

Noncurrent Assets:

Property and equipment, net		4,637
Total Noncurrent Assets		4,637
Total Assets	$	250,989

Liabilities and Member's Equity

Current Liabilities:

Accounts payable	$	17,868
Total Current Liabilities		17,868

Long Term Liabilities:

N/P - Long Term		125,000
Deferred tax liability		8,309
Total Long Term Liabilities		133,309

Member's Equity

Member's equity, beginning		1,000
Retained earnings		20,907
Additional paid in capital		77,905
Total Member's Equity		99,812
Total Liabilities and Member's Equity	$	250,989

See accompanying notes and accountant's report

[2]

Flexpay, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenue	$	255,055
Operating Expenses:		
Accounting and Legal		820
Advertising and Promotion		78,678
Automobile		3,493
Bank Service Charges		2,492
Computer and Internet		1,991
Depreciation Expense		2,023
Insurance - General		8,374
Meals and Entertainment		591
Office Supplies and Expense		4,515
Payroll Expense		61,223
Education and Training		26,611
Rent Expense		9,600
Repairs and Maintenance		938
Taxes and Licenses		2,700
Telephone Expense		1,053
Travel and Lodging		5,317
Utilities		1,053
		211,472
Net Income (Loss) before taxes		43,583
Income Tax Credit (Expense)		(13,178)
Net Income (Loss)	$	30,405

Flexpay, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:

Net income (loss)	$	30,405
Adjustments to reconcile net income to net cash provided:		
Depreciation and amortization expense		2,023
Trade accounts and other receivables		(77,102)
Trade accounts and other payables		11,538
Deferred tax asset/liability		12,654
Total adjustments to net income		(50,887)
Net cash provided by operating activities		(20,482)

Cash flows from investing activities:

Purchase of fixed assets, net		-
Net cash used by investing activities		-

Cash flows from financing activities:

Loans payable		25,000
Net cash used by financing activities		25,000
Net increase in cash and cash equivalents		4,518

Cash and cash equivalents, at beginning of year		145,482
Cash and cash equivalents, at end of year	$	150,000

Supplementary disclosure of cash flow information:

Cash paid during the year for:		
Interest		-
Income taxes		4,530

See accompanying notes and accountant's report

[4]

Flexpay, LLC
Statement of Changes in Member's Equity
December 31, 2020

	Member's Equity	Additional Paid in Capital	Accumulated Income/(Loss)	Total Member's Equity
Balances as of Jan 1, 2020	$ 1,000	$ 77,905	$ (9,498)	$ 69,407
Net income (loss)			30,405	30,405
Member's contributions		-		-
Balances as of December 31, 2020	$ 1,000	$ 77,905	$ 20,907	$ 99,812

See accompanying notes and accountant's report

[5]

Flexpay, LLC
Notes to Financial Statements (Unaudited)
December 31, 2020

(1) Summary of Significant Accounting Policies

The accompanying notes and summary of significant accounting policies are an integral part of the financial statements.

a) Business Operations

Flexpay, LLC ("Flexpay") was formed on December 5, 2019 in the state of Delaware. For income tax purposes, the Company is treated as a C Corporation

Flexpay was formed for the purpose of acquiring Flexitech Group Limited (Flexitech). Flexitech was incorporated on March 20, 2017 and is domiciled in Kenya under the Kenyan Companies Act as a private limited company. The purpose of the acquisition is to facilitate crowdfunding activities in the United States and to expand the company. On April 7, 2020, Flexpay acquired all 1,000 shares of Flexitech from the owners in exchange for the issuance of ownership shares in the Flexpay.

The principal operations of Flexitech take place exclusively in Kenya and consists of managing installment payments for other companies using a technology platform. A commission is received each time a payment is processed. Current plans are that Flexitech continue operating in Kenya as it has been in the past.

Flexitech is required under the Kenyan Companies Act of 2015 to prepare yearly financial statements that comply with the International Financial Reporting Standards for Small and Medium-Size Entities. Flexitech underwent an audit of its financial statements for the year ending December 31, 2020. There was substantial reliance on the audited financial statements in the completion of the review of the financial statements.

b) Basis of Presentation

These consolidated financial statements include all accounts of Flexpay, LLC and its subsidiary, Flexitech Group Limited. All significant intercompany transactions have been eliminated in consolidation. The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

(1) Summary of Significant Accounting Policies — (Cont.)

   c) Risks and Uncertainties

      The Company has a limited operating history and has generated
      limited revenues from intended operations. The Company's business
      and operations are sensitive to general business and economic
      conditions in Kenya and governmental policy decisions.

      A host of factors beyond the Company's control could cause
      fluctuations in these conditions. Adverse conditions may include:
      recession, technological changes, government policy changes,
      credit risk, negative press, delays in development or competition
      from similar technology companies. These adverse conditions could
      affect the Company's financial condition and the results of its
      operations.

   d) Cash and Cash Equivalents

      Cash and cash equivalents include all cash balances, and highly
      liquid investments with maturities of three months or less when
      purchased.

   e) Estimates

      The preparation of financial statements, in conformity with
      generally accepted accounting principles requires management to
      make estimates and assumptions that affect the reported amounts
      of assets and liabilities and disclosure of contingent asset and
      liabilities at the date of the financial statements and the
      reported amounts of revenue and expenses during the reporting
      period. Actual results could differ from those estimates.

   f) Trade Accounts Receivable

      Management actively monitors outstanding customer balances and
      adjustments are made based on receivables that are determined to
      be not collectible. No allowance for doubtful accounts has been
      established by management and given the nature of the company's
      customers, no such losses are anticipated.

(1) Summary of Significant Accounting Policies — (Cont.)

g) Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Additions, betterments, and replacements are capitalized, and maintenance is charged to expense as incurred.

Property and equipment, at cost, consists of the following:

Computer equipment	10,115
Less accumulated depreciation	(5,478)
Total	4,637

Depreciation expense amounted to $2,023 for the year ended December 31, 2020.

h) Intangible Assets

Product design and development cost consists of software configuration, interface design, coding, database integration, infrastructure development, product enhancement and testing. Design and development costs are capitalized once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended.

Flexpay did not capitalize any intangible assets as of the years ending December 31, 2020.

i) Revenue Recognition

Flexpay recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment or delivery has occurred or services have been provided (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

(1) Summary of Significant Accounting Policies — (Cont.)

j) Long Lived Assets Impairment

The Company reviews the carrying values of their long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Software development assets are similarly evaluated for recoverability when events or changes indicate the carrying amount of an asset may not be recoverable. Events and changes in circumstances considered in determining whether the carrying value of long-lived assets may not be recoverable include significant changes in performance relative to expected operating results, significant changes in asset use, and significant negative industry or economic trends and changes in business strategy. Recoverability of these assets are measured by comparison of their caring amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of assets carrying values and the undiscounted cash flows, the impairment losses measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. Management determined that there were no events or changes in circumstances that indicated product design and development assets were impaired during any of the periods presented Management has determined that there are no impairments. Accordingly, no provision has been provided for in the financial statements for the year ended December 31, 2020, to account for possible impairments.

k) Income Taxes

Flexpay, LLC has elected to be taxed as a C Corporation under the Internal Revenue Code. Under those provisions, the Company pays US federal and state corporate income taxes on its taxable income. Flexpay operates in Kenya and is also subject to the taxing jurisdictions at the state and national level of that country.

l) Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

(1) Summary of Significant Accounting Policies — (Cont.)

    m) Concentrations of Business and Credit Risk

        The Company grants credit to its customers during the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and adjusts the amount of credit extended as needed.

    n) Currency Conversion

        The audited financials of Flexitech were presented in US dollars. The local currency where Flexitech operates is the Kenyan shilling. The conversion from the Kenyan shilling to the US dollar calculated as of the conversion rate at the last day of the year for December 31, 2020.

(2) Convertible Notes

    Seeking to obtain additional capital resources for expansion of operations, Flexitech issued two (2) convertible promissory notes to Keeple Africa Ventures LLP.

    One note was for $100,000 at 7% per annum dated July 18, 2019 maturing on January 18, 2021.

    The second note was for $25,000 at 7% per annum dated September 24 ,2020 maturing on March 24, 2022.

    Two other convertible notes comprising $45,000 were issued in 2017. Both of these converted to equity interest in 2018 and together represent 9.4% ownership.

(3) Income Tax Credit (Expense)

    The Statement of Income reflects an income tax expense of $13,178 for the year ending December 31, 2020. This figure have been calculated based on allowable income and expenses for tax purposes of the local and national taxation jurisdictions in Kenya. No amount is attributable to US taxing authorities.

(4) Subsequent Events

Subsequent events have been evaluated through July 25, 2021, which is the date the financial statements were available to be issued.

Flexpay, LLC

Reviewed Financial Statements (Unaudited)

December 31, 2021

(With Independent Accountant's Report Thereon)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Brandon A. Maresma, CPA

The Board of Directors
Flexpay, LLC

I have reviewed the accompanying financial statements of Flexpay, LLC (a limited liability company) and its subsidiaries, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

The financial statements of Flexitech, LLC, a wholly-owned subsidiary, reflect total assets and revenues constituting 100% of consolidated totals as of and for the year ended December 31, 2021. Those statements were audited by other accountants, who report has been furnished to me.

Accountant's Conclusion

Based on my review, and the report of the other accountants, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brandon A. Maresma, CPA

Jacksonville Beach, FL

June 20, 2022

Flexpay, LLC
Balance Sheet
December 31, 2021

<u>Assets</u>

Current Assets:

Cash and cash equivalents	$	157,082
Trade accounts receivable, net		102,367
Total Current Assets		259,449

Noncurrent Assets:

Property and equipment, net		2,614
Total Noncurrent Assets		2,614
Total Assets	$	262,063

<u>Liabilities and Member's Equity</u>

Current Liabilities:

Accounts payable	$	13,503
Total Current Liabilities		13,503

Long Term Liabilities:

N/P - Long Term		-
Deferred tax liability		3,716
Total Long Term Liabilities		3,716

Member's Equity

Member's equity, beginning		1,000
Retained earnings		40,939
Additional paid in capital		202,905
Total Member's Equity		244,844
Total Liabilities and Member's Equity	$	262,063

See accompanying notes and accountant's report

[2]

Flexpay, LLC
Statement of Income
For the Year Ended December 31, 2021

Revenue	$	290,522
Operating Expenses:		
Accounting and Legal		6,535
Advertising and Promotion		85,662
Automobile		5,467
Bank Service Charges		1,960
Bad Debts		2,297
Computer and Internet		1,708
Depreciation Expense		2,023
Interest Expense		7,000
Insurance - General		4,270
Meals and Entertainment		3,007
Office Supplies and Expense		2,135
Payroll Expense		84,049
Education and Training		30,039
Rent Expense		11,357
Repairs and Maintenance		4,563
Taxes and Licenses		3,200
Telephone Expense		1,444
Travel and Lodging		1,530
Utilities		3,659
		261,905
Net Income (Loss) before taxes		28,617
Income Tax Credit (Expense)		(8,585)
Net Income (Loss)	$	20,032

See accompanying notes and accountant's report

[3]

Flexpay, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:

Net income (loss)	$	20,032
Adjustments to reconcile net income to net cash provided:		
Depreciation and amortization expense		2,023
Trade accounts and other receivables		(6,015)
Trade accounts and other payables		(4,365)
Deferred tax asset/liability		(4,593)
Total adjustments to net income		(12,950)
Net cash provided by operating activities		7,082

Cash flows from investing activities:

Purchase of fixed assets, net		-
Net cash used by investing activities		-

Cash flows from financing activities:

Member's equity		125,000
Loans payable		(125,000)
Net cash used by financing activities		-
Net increase in cash and cash equivalents		7,082
Cash and cash equivalents, at beginning of year		150,000
Cash and cash equivalents, at end of year	$	157,082

Supplementary disclosure of cash flow information:

Cash paid during the year for:	
Interest	-
Income taxes	8,585

Flexpay, LLC
Statement of Changes in Member's Equity
December 31, 2021

	Member's Equity	Additional Paid in Capital	Accumulated Income/(Loss)	Total Member's Equity
Balances as of Jan 1, 2021	$ 1,000	$ 77,905	$ 20,907	$ 99,812
Net income (loss)			20,032	20,032
Member's contributions	-	125,000		125,000
Balances as of December 31, 2021	$ 1,000	$ 202,905	$ 40,939	$ 244,844

See accompanying notes and accountant's report

[5]

(1) Summary of Significant Accounting Policies

The accompanying notes and summary of significant accounting policies are an integral part of the financial statements.

a) Business Operations

Flexpay, LLC ("Flexpay") was formed on December 5, 2019, in the state of Delaware. For income tax purposes, the Company is treated as a C Corporation

Flexpay was formed for the purpose of acquiring Flexitech Group Limited (Flexitech). Flexitech was incorporated on March 20, 2017 and is domiciled in Kenya under the Kenyan Companies Act as a private limited company. The purpose of the acquisition is to facilitate crowdfunding activities in the United States and to expand the company. On April 7, 2020, Flexpay acquired all 1,000 shares of Flexitech from the owners in exchange for the issuance of ownership shares in the Flexpay.

The principal operations of Flexitech take place exclusively in Kenya and consists of managing installment payments for other companies using a technology platform. A commission is received each time a payment is processed. Current plans are that Flexitech continue operating in Kenya as it has been in the past.

Flexitech is required under the Kenyan Companies Act of 2015 to prepare yearly financial statements that comply with the International Financial Reporting Standards for Small and Medium-Size Entities. Flexitech underwent an audit of its financial statements for the year ending December 31, 2021. There was substantial reliance on the audited financial statements in the completion of the review of the financial statements.

b) Basis of Presentation

These consolidated financial statements include all accounts of Flexpay, LLC and its subsidiary, Flexitech Group Limited. All significant intercompany transactions have been eliminated in consolidation. The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

(1) Summary of Significant Accounting Policies – (Cont.)

c) Risks and Uncertainties

The Company has a limited operating history and has generated limited revenues from intended operations. The Company's business and operations are sensitive to general business and economic conditions in Kenya and governmental policy decisions.

A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, technological changes, government policy changes, credit risk, negative press, delays in development or competition from similar technology companies. These adverse conditions could affect the Company's financial condition and the results of its operations.

d) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

e) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Trade Accounts Receivable

Management actively monitors outstanding customer balances and adjustments are made based on receivables that are determined to be not collectible. No allowance for doubtful accounts has been established by management and given the nature of the company's customers, no such losses are anticipated.

(1) Summary of Significant Accounting Policies - (Cont.)

g) Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Additions, betterments, and replacements are capitalized, and maintenance is charged to expense as incurred.

Property and equipment, at cost, consists of the following:

Computer equipment	10,115
Less accumulated depreciation	(7,501)
Total	2,614

Depreciation expense amounted to $2,023 for the year ended December 31, 2021.

h) Intangible Assets

Product design and development cost consists of software configuration, interface design, coding, database integration, infrastructure development, product enhancement and testing. Design and development costs are capitalized once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended.

Flexpay did not capitalize any intangible assets as of the years ending December 31, 2021.

i) Revenue Recognition

Flexpay recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment or delivery has occurred, or services have been provided (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

(1) Summary of Significant Accounting Policies - (Cont.)

j) Long Lived Assets Impairment

The Company reviews the carrying values of their long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Software development assets are similarly evaluated for recoverability when events or changes indicate the carrying amount of an asset may not be recoverable. Events and changes in circumstances considered in determining whether the carrying value of long-lived assets may not be recoverable include significant changes in performance relative to expected operating results, significant changes in asset use, and significant negative industry or economic trends and changes in business strategy. Recoverability of these assets are measured by comparison of their caring amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of assets carrying values and the undiscounted cash flows, the impairment losses measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. Management determined that there were no events or changes in circumstances that indicated product design and development assets were impaired during any of the period presented Management has determined that there are no impairments. Accordingly, no provision has been provided for in the financial statements for the year ended December 31, 2021, to account for possible impairments.

k) Income Taxes

Flexpay, LLC has elected to be taxed as a C Corporation under the Internal Revenue Code. Under those provisions, the Company pays US federal and state corporate income taxes on its taxable income. Flexpay operates in Kenya and is also subject to the taxing jurisdictions at the state and national level of that country.

l) Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Flexpay, LLC

Notes to Financial Statements (unaudited)

December 31, 2021

(1) Summary of Significant Accounting Policies – (Cont.)

    m) Concentrations of Business and Credit Risk

        The Company grants credit to its customers during the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and adjusts the amount of credit extended as needed.

        Two (2) customers accounted for approximately 54% of total accounts receivables for the year ended December 31, 2021.

    n) Currency Conversion

        The audited financials of Flexitech were presented in US dollars. The local currency where Flexitech operates is the Kenyan shilling. The conversion from the Kenyan shilling to the US dollar calculated as of the conversion rate at the last day of the year for December 31, 2021.

(2) Convertible Notes

    Seeking to obtain additional capital resources for expansion of operations, Flexitech issued two (2) convertible promissory notes to Keeple Africa Ventures LLP.

    One note was for $100,000 at 7% per annum dated July 18, 2019 maturing on January 18, 2021.

    The second note was for $25,000 at 7% per annum dated September 24, 2020, maturing on March 24, 2022.

    Both converted to equity interest in 2021 and together represent 4.67% ownership.

(3) Income Tax Credit (Expense)

    The Statement of Income reflects an income tax expense of $8,585 for the year ending December 31, 2021. This figure has been calculated based on allowable income and expenses for tax purposes of the local and national taxation jurisdictions in Kenya. No amount is attributable to US taxing authorities.

(4) Subsequent Events

   Subsequent events have been evaluated through June 20, 2022, which
   is the date the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures



Company: FlexPay

Market: FinTech

Product: Save-now-buy-later payment solution for goods and services

Company Highlights

- Graduate of accelerator programs led by Google, Barclays and Techstars, the U.K. government, and the Westerwelle Foundation
- Merchant partners include Tusky's, Jumia Travel, Stanmatt Soko, Neema Uhai Hospital, Nairobi West Hospital, Nairobi Women's Hospital, Patabay Limited, Zawari Limited, and Zuri Mall
- Generated $290,522 in revenue for 2021, a 14% increase year-over-year
- Has been profitable the last two years, reporting net income of $20,032and $30,405 for 2021 and 2020, respectively

WHY IT'S INTERESTING

You've probably heard of buy-now-pay-later (BNPL) services like Affirm that allow you to purchase a product in monthly installment payments. While this solution can make products more immediately accessible, they may lead to overspending.[i] Save-now-buy-later (SNBL) services aim to encourage better financial well-being in consumers by guaranteeing a product or service at a future date if saving goals are met. Currently, this solution is relatively young compared to its BNPL counterpart, yet Tiger Global recently made a bet on one such startup looking to upend the $100 billion BNPL industry. In January 2022, SNBL service provider Accrue Savings announced a $25 million Series A round led by Tiger Global.[ii]

Kenya-based FlexPay is an SNBL service provider that enables consumers to reserve products or services online and make installment payments over time. Its short message service (SMS) platform was developed to help non-banked and underbanked customers, who may not have the purchasing power to pay for things at once, gain the power to reserve the vital products and services they need. While Accrue Savings is bringing SNBL to the U.S., FlexPay believes it is in a prime position to expand its innovative payment platform within the Africa FinTech scene, which has experienced unprecedented growth and can be referred to as the next FinTech frontier.[iii]

With over 29,000 end users (individuals purchasing products) in 2021, FlexPay has been growing its top line year-over-year. The company was profitable in 2020, 2021, and in January and April of 2022. In 2021, the company achieved nearly $300,000 of revenue and retained over $20,000 as net profit. The company's solution has also stuck with end users. In 2021, over half of its customers base were repeat customers, which increased from



44.6% in 2020. FlexPay is seeking additional capital to increase awareness of its products, build-out and further develop new and existing products, and enhance its working capital to meet day-to-day capital requirements.

Insert Video and Deck

EXECUTIVE SNAPSHOT

FlexPay enables in-store and e-commerce merchants to offer flexible, interest-free partial payments to their customers as a payment alternative at the point of sale. Compared to purchasing a product or service outright or using a BNPL solution, FlexPay's goal is to allow end users to more easily afford products. For businesses, offering FlexPay can lead to increased conversion rates, higher basket size, increased customer satisfaction, and reduced barriers to purchase.

Notable company highlights and awards include:

- 29,654 end users in 2021, a 22% increase year-over-year
- 50% repeat customer rate in 2021
- 38 merchants use FlexPay within over 300 stores as of 2021
- 38,000+ bookings in 2021
- MamaPrime was selected for the Tech by Her Accelerator cohort in 2020[iv]
- Selected among 20 startups to part-take in UK-based Go Global program[v]



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Investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $6 million valuation cap instead of an $8 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit based on a $6 million valuation cap (instead of $8 million).

COMPANY SUMMARY

Opportunity

According to an August 2021 PitchBook article, "Africa's fintech sector is witnessing unprecedented growth, driven by an influx of foreign investors hoping to get in on the ground floor of an ecosystem ripe for innovation." African financial technology (FinTech) startups are creating a variety of tech-based products and solutions such as mobile money, online payment processing, lending, and investing. These solutions often fill large gaps in local industries by building infrastructure from scratch and bringing a new generation of young Africans into local and global economies.[vi] Drivers of increasing FinTech use in Africa also includes growing mobile phone adoption rates[vii] and changing demographics on the continent.[viii] Global investors are beginning to take notice, with financial services firms such as Klarna, Ant Financial, and PayPal becoming involved in African FinTech companies over the last several years.[ix]

Founded in 2017, FlexPay provides alternative payment methods for consumers in the retail and health industries. The company targets the unbanked and underbanked in developing economies who may not have the financial muscle to pay for most goods or services on a one-off basis. Instead of paying for large purchases upfront, end users using FlexPay can gradually make payments over time on their mobile phones, with no additional fee or interest accrued. Once the item has been paid in full, the consumer can then pick it up from the merchant. For merchants, the company aims to help them increase sales by accessing a larger pool of customers.

FlexPay's services are offered both online and in-person through its partnership network, which includes merchants such as Tusky's, a Kenyan supermarket chain, Jumia Travel, an online travel agency, several hospitals in Nairobi, Kenya, and more. With the proceeds from this raise, FlexPay plans to continue building out its merchant network by providing improved data analysis on consumers, increasing marketing to build brand awareness, and expanding its services into new industries such as school fees and insurance.

Product

FlexPay is an SMS-based platform that helps consumers gradually pay for goods and services through their mobile phones (iPhone and Android). Its platform allows consumers to reserve products and services at various merchants and hospitals in Kenya. When they reserve a product, they deposit a given amount, then gradually complete the payments in installments using a third-party mobile money platform. Each time a payment is made, consumers receive a receipt via SMS.

FlexPay works both online and offline. FlexPay Online is its SNBL product for e-commerce shoppers, who can reserve a product to purchase as easy as clicking "buy now." For example, when shopping on one of FlexPay's partner's websites, shoppers can instead select "Make Booking," which will require an initial deposit and periodic



payments until the product is paid for. FlexPay Offline is its retail product that its brick-and-mortar partners provide its customers at checkout.



Reserve
Reserve a product of service from our website or any third party stores or websites.
Make Payments
Make flexible payments, at any time, any amount through your mobile phone.
Collect
Once you match your target, checkout with any of our subscribed merchant and collect your product or utilize the service.

FlexPay currently has three distinct business lines— FlexPay Offline, FlexPay Online, and MamaPrime.

FlexPay Offline and FlexPay Online



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FlexPay's layaway payment system for merchants and e-commerce websites aims to provide increase customer conversion rate for businesses and encourage thoughtful spending habits for consumers. It integrates with partner merchants' point-of-sale operations both online and in-store. When a consumer chooses FlexPay Offline or FlexPay Online as the payment option, they make a deposit to reserve the product. The consumer then gradually makes payments toward the purchase over time through their mobile phone. When the consumer completes the full payment, they can pick up their item from the merchant or request delivery of the product from the e-commerce seller. There is no added cost to a customer who chooses to make a purchase using either of these SNBL products.

Consumers can also use FlexPay's online website and mobile app to search for goods and services available to be purchased using its SNBL solution, as well as find deals and discounts. Through its partnership with numerous merchants, FlexPay offers FlexPay Offline and FlexPay Online as a payment option for consumer goods including:

- Cameras
- Cookers
- Electronics
- Fashion
- Fridges
- Furniture
- Home Appliances
- Home Theater
- Laptops
- Mattresses
- Microwaves
- Phones
- Televisions
- Water Dispensers



Merchants using FlexPay can track all payments made toward purchases through the FlexPay platform. To increase adoption by merchants and e-commerce sites, FlexPay aims to provide several benefits through the platform including:

Flexible Payments



Accept flexible payment plans for high-value goods and services through mobile money and card payments.

Access to Customers



More flexible payment plans can increase the pool of customers a company can sell goods and services to.

Powerful Data and Analytics



FlexPay's dashboard provides comprehensive sales and data analytics to help businesses make data driven decisions to enhance growth.

Online and Offline Operations



Register new consumers and collect payments, even when offline. FlexPay's unstructured supplementary service data (USSD) and SMS data flows are built to operate and collect data in low-connectivity and no-connectivity areas.

Onboarding and Customer Support



Get comprehensive onboarding training on FlexPay's technology platform and additional training as needed when new platform features are introduced.

Unlock New Opportunities



Potentially boost sales by offering customers a variety of products through cross selling and upselling.

MamaPrime

MamaPrime seeks to help expecting mothers plan for the delivery of their baby. FlexPay partners directly with healthcare facilities and pharmacies to offer quality care to low-income expecting mothers earlier in their pregnancy. The service operates as a flexible, automated financial planning platform where pregnant mothers can make piecemeal payments that go toward meeting the cost of pre-natal, child delivery, and post-natal care. Additionally, family members and friends are also able to contribute, if need be, through MamaPrime's crowdfunding feature.



  

MamaPrime utilizes the same technology as FlexPay Online and FlexPay Offlice, with customers able to make payments through a mobile app or online. MamaPrime is a five-step process:

1. Choose one of FlexPay's partner hospitals
2. Choose a prenatal, delivery, or post-natal package
3. Make a deposit to complete a booking
4. Make payments toward the chosen package
5. Receive services

Flex Goals

FlexPay's solutions encourage thoughtful spending and saving towards a purchase. That is one reason why FlexPay has rolled out a savings product called Flex Goals. Flex Goals is strictly a savings tool that allows users to save money towards any future expense – school supplies, rent, insurance, or a vacation. While users must use FlexPay Online or FlexPay Offline to make a purchase, Flex Goals is designed to instill healthy financial habits in users while also familiarizing users with the FlexPay brand.

Use of Proceeds

FlexPay seeks to raise a minimum of $50,000 and a maximum of $1,070,000 in this crowdfunding raise. The company intends to use the funds on marketing, hiring additional staff, product development, and business operations. If the minimum amount is raised ($50,000), FlexPay plans to allocate $22,500 toward marketing, $10,000 toward business operations and working capital, $9,000 toward product development, $6,000 toward planned hires, and $2,500 for intermediary fees. If the maximum amount is raised ($1,070,000), the allocation percentages will remain the same. FlexPay plans to allocate $481,500 toward marketing, $214,000 toward business operations and working capital, $192,600 toward product development, $128,400 toward planned hires, and $53,500 for intermediary fees. The company has the discretion to change the use of funds based a change in business or market conditions.





Marketing

The company anticipates using approximately 45% of the funds from this raise on third-party marketing and public relations (PR) outreach. It would also like to increase the awareness of its brand across multiple channels through referral marketing and influencer activations.

New Hires

The company anticipates using approximately 12% of the funds raised to hire operational and management-level staff to help support the administration and processing duties of FlexPay's service as the business scales.

Product Development

The company anticipates using approximately 18% of the funds raised to optimize the FlexPay engine and program to better service a larger scale of merchants and individual customers. Specifically, the company plans to dedicate resources to develop additional modules that will help FlexPay become a multi-industry platform. It believes this will enable it to cover a wider market share and give existing customers a variety to choose from. Additionally, FlexPay plans to improve the platform to better give merchants relevant data sets that will help them increase sales.

Business Operations & General Working Capital

FlexPay plans to use approximately 25% of the funds raised to improve flexibility and increase working capital to meet internal operational and administration requirements for the business as it scales.

Product Roadmap

Over the next several years, FlexPay is focused on scaling its existing business lines as well as expanding into several new areas. It plans to scale current operations by partnering with more merchants to make its payment option more ubiquitous. Additionally, FlexPay intends to introduce FlexCredit.



FlexCredit: FlexPay is developing a credit score mechanism for its consumers as it seeks to offer lending services as part of its platform. With FlexCredit, FlexPay plans to provide consumers with access to affordable loans quickly that may be out of reach for those with little to no credit history.

Business Model

FlexPay uses two different methods of generating revenue:

- It charges merchants a commission per sale ranging between 3-20% (on average it charges 6.25% commission per sale) depending on the category of the product or service.
- It also earns 9% interest on holding deposits (all deposits held in an escrow account with the bank).

Consumers' money is secured in an escrow account with FlexPay's partner bank. Each merchant using FlexPay's services signs a contract with the company. In general, most merchants sign five-year contracts.

USER TRACTION

Consumers

At the end of 2021, FlexPay has 38 merchants registered on its platform operating 325 store locations.

Over the past five years, FlexPay has grown its total consumers ("end users" or individuals making layaway purchases) from 14,787 in 2017 to 29,654 in 2021, representing a 4-year compounded annual growth rate (CAGR) of 19%. In the last year along, FlexPay's end users have grown by over 22%, from 24,231 consumers in 2020 to 29,654 in 2021.



From 2017 to 2021, total purchases made by consumers increased at a 23.6% CAGR, reaching 38,698 purchases in 2021. Compared to total consumers of just under 30,000 in 2021, FlexPay's purchase data shows consumers are making more than one purchase using FlexPay, on average.





FlexPay's product has resonated with consumers as more than half of its consumers in 2021 are considered repeat consumers. Annually, the total number of repeat consumers has trended higher since 2017, exemplifying the stickiness of FlexPay's platform.



Partnerships

FlexPay has partnerships with numerous companies, enabling it to offer their products and services through its platform and for customers to choose the FlexPay payment option at checkout. FlexPay partners include:

- Tuskys Mavazi
- Linksys Limited
- Moko Mattresses
- Slumberland
- Zawari

- Tusker Mattresses
- Hotpoint Appliances
- Patabay
- Stanmatt Soko
- Zuri Mall

- Jumia Travel
- Housewives Paradise
- Roto Tanks
- Tina Tyres





Additionally, MamaPrime, a subsidiary of FlexPay, has several distinct partners including:

- Bristol Park Hospital
- Neema Uhai Hospital
- Nairobi West Hospital





In May 2020, MamaPrime was selected to participate in the Tech By Her accelerator program. The program was designed for female tech founders in Africa to participate in a three-month intensive accelerator program for technology-based start-ups. Anne Chege, the Head of MamaPrime at FlexPay, will be leading the business segment at this accelerator program.

Additionally, FlexPay has participated in several accelerator programs since inception, including:
- Go Global Africa in London, United Kingdom - 2019
- Westerwelle Young Founders Programme - 2019
- Google Launchpad in Lagos, Nigeria – 2018
- Barclays Accelerator Program, powered by Techstars in Cape Town, South Africa – 2017








Milestones

Since inception, FlexPay has achieved several notable milestones:

- Barclays Africa Group and Techstars 2017 Accelerator[x]
- Oracle ICT Connected Summit 2017 Innovation Award – FinTech[xi]
- Google Launchpad 2018 Accelerator[xii]
- Westerwelle Foundation 2019 Cohort[xiii]
- MamaPrime was selected for the Tech by Her Accelerator cohort in 2020[xiv]
- Selected among 20 startups to part-take in UK-based Go Global program[xv]

HISTORICAL FINANCIALS

FlexPay's top line has grown annually since 2017, when it reported $141,750 of revenue. In 2022, Flexpay's monthly revenue was over $40,000 in the first six months of the year, except for February when it generated $27,913 in revenue due to abnormally low commission income. Its revenue rebounded in the subsequent months and reached a peak for the year at $47,043.

In 2021, the company pulled in $290,522 of revenue, representing a 19.7% CAGR over the four-year period. Despite pandemic-related concerns, FlexPay was able to generate over a quarter of a million dollars in 2020, an increase of nearly 50% from 2019. The company hopes this growth to continue and potentially accelerate as it grows out its current business lines and adds new ones.




FlexPay's operating expenses over the last five years have increased along with its revenue. In 2022, its monthly operating expenses increased with the exception of April, where the company's marketing costs, net salary payments, service expenses, registration fees, and other miscellaneous expenses were considerably less compared to the other five months for the first half of the year.



In 2021, the company reported $252,225 of expenses, which were attributed to general and administrative expenses. Compared to 2020, operating expenses increased by nearly 20% year-over-year. However, operating expenses have increased more slowly, relative to its revenue. For example, its operating expenses has increased at a CAGR of 11.7% since 2017. Additionally, as a percent of total revenue, FlexPay's operating expenses have decreased from 115% in 2017 to 87% in 2021.




To date, Flexpay has proven its ability to be profitable. In 2022 alone, the company has reported two months of profitability (in January and April) yet reported a net loss of approximately $40,000 for the first six months. Looking at its annual income statement, the company has generated a net profit within its previous two fiscal years. In 2021, it reported $20,032 and $30,405 of net profit in 2021 and 2020, respectively. Its net profit margins for each year were 12% and 9% respectively. Additionally, the company has been cash flow positive over the last two full years and expects this to continue, assuming its revenue growth continues to outpace annual expenditure increases. As of June 2022, the company had $216,933 of cash on hand, which will be enhanced from the proceeds of this raise.




INDUSTRY AND MARKET ANALYSIS

In Africa, financial technology (FinTech) startups are building up the historically underserved financial services industry. FinTech is creating a variety of tech-based products and solutions such as mobile money, online payment processing, lending, and investing. Often, these companies are filling large gaps in local industries by building infrastructure from scratch and bringing a new generation of young Africans into local and global economies.[xvi] According to the International Monetary Fund, mobile money solutions in Africa has underpinned a radical change in Africa, leading it to be one of the global leaders in mobile money innovation, adoption, and usage, with 40 out of 45 sub-Saharan African nations using the technology.[xvii]



According to The Fintech Times, as of April 2021, approximately 57% of the population in Africa was unbanked,[xviii] providing a large opportunity for FinTech growth.[xix] One country that has seen rapid adoption of financial products and services in recent years is Kenya. Between 2007 and 2021, financial inclusion in Kenya jumped from 27% to 84% of households, however, findings indicate that the financial inclusion landscape was impacted by the pandemic.[xx] Additionally, West Africa has seen a significant increase in financial product and services adoption with mobile money bank companies 13 times as active as local banks in the region.[xxi]

A potential driver of mobile FinTech solutions in Africa is the growing rate of smartphone use. In 2020, there were 495 million unique mobile subscribers, a figure that is expected to jump to 615 million by 2025. Additionally, mobile internet users are expected to grow from 303 million to 473 million over the same period. According to GSMA, mobile platforms, enabled by increasing smartphone usage, is increasingly disrupting traditional value chains in various verticals across the region. These solutions aim to reduce inefficiencies in conventional business models, extend the reach services, and provide more choices to customers.[xxii]



Source: GSMA, 2021: The Mobile Economy of Sub-Saharan Africa

Another potential driving factor for FinTech adoption in Africa is changing demographics. According to the Brookings Institute, 60% of Africa's 1.25 billion people are below the age of 25, representing the youngest population in the world. By 2060, one-third of the global youth will be in sub-Saharan Africa. Additionally, the continent is becoming increasingly urbanized and educated. By 2030, the continent is projected to have 17 cities with a population over 5 million, up from 6 in 2015.[xxiii]





Figure 5.3 By 2030, Africa will have 17 cities with more than 5 million inhabitants



Figure 3.3 Global youth population projections

Over the next three decades, sub-Saharan Africa's youth population will grow faster than any other region. By 2050, sub-Saharan Africa will make up 33 percent of the world youth population, up from 19 percent in 2015. During this period, sub-Saharan Africa's youth population will increase by 522 million while the rest of the world's youth population declines by 220 million.

Note: Country groups follow World Bank classifications. Youth defined as population age 0 - 24 years old.
Source: U.N. World Population Prospects 2017 Revision, Medium Variant Projections.

Source: Brookings Now, Charts of the Week: Africa's Changing Demographics

Within FinTech, the market in Africa has specifically witnessed impressive growth in recent years, growing at a compound annual growth rate (CAGR) of 64.6% between 2011 and 2021, reaching $4.1 billion. 2021 was a record year for capital invested in FinTech in Africa, up by 354% from the previous high of $2.8 billion in 2019. Other notable funding information for FinTech investments in Africa include:[xxiv]

- Deal count reached a high in 2021 at 276
- Median pre-money valuation in 2021 was $13.6 million, up from $2.68 million in 2020
- Median post-money valuation in 2021 was $14.52 million, up from $4 million in 2020
- Median deal size in 2021 was $1.88 million in 2021, up from $0.43 million in 2020





Capital Invested & Deal Count in African FinTech Companies, 2011-2021

Source: PitchBook Data, Inc.

FlexPay competes with several types of competitors, including providers of for hire purchases, which charge interest on the outstanding balance of a purchased item but enable a customer to bring the product home the same day, and traditional savings accounts at banks.



Accrue Savings: Accrue Savings is a save-now-buy-later platform that was launched in 2021.[xxv] Since its public launch, Accrue Savings has amassed commercial partners including Allbirds, Casper, Smile Direct Club, and Launchpad, among others.[xxvi] These partners, along with others, provide consumers with the option to save towards each purchase at no cost to them. Partnering merchants can even contribute to their consumers' savings goal. Accrue Savings keeps its consumers' contributed savings in an FDIC-insured savings account.[xxvii] In January 2022, the company raised a $25 million Series A led by Tiger Global with participation from Silas Capital Ventures, Maple VC, and Algaé Ventures, among others.[xxviii]



Aspira: Launched in 2017 by Cim Group, Aspira provides product financing for a range of consumer goods including electronics, homewares, furnishings, and auto accessories in Kenya. Aspira works in a four-step process. First, users must download the Aspira app available for Android and iOS. Second, users will need to share some personal information such as their latest pay slip, bank statement or MPESA statement, and a copy of their national identification or passport. Third, users confirm their terms by signing the financing contract and paying a credit protection fee. Lastly, users can purchase a product the same day as making a booking, and make periodic payments moving forward. A customer's creditworthiness is determined by their current income, average monthly expenses, and any other debt. Aspira's credit protection fee is three percent of the total credit amount. Additionally, customers are charged monthly interest which typically ranges from three to seven percent per month.[xxix]




Lipa Later: Founded in 2015, Lipa Later is a point-of-sale credit option that allows retailers to sell goods and services to consumers with repayments made in affordable monthly installments. Its product offering allows for both online and offline integration with retailers and both online and offline sales platforms for consumers. Lipa Later works in a four-step process. First, customers must apply through Lipa Later or a partner's website to see how large of a purchase they are approved for. Second, customers receive approval or denial for financing on a specific product. Third, customers receive payment terms up to 12 months in length. Lastly, the interest rate that will accrue on the outstanding balance is determined. Interest rates are as low as four percent.[xxx] Users can collect their purchased item once the four-step process is complete, then they begin making payments. Lipa Later currently operates in Kenya and Rwanda.[xxxi]


KCB Group: Founded in 1896, KCB Group is one of the largest financial services organizations in East Africa in terms of asset size. The group's headquarters are located in Nairobi, Kenya, with subsidiaries in Kenya, Rwanda, Southern Sudan, Tanzania, Uganda, and Burundi. KCB Group has over 354 branches, 26,000 Agents and 1,100 ATMs. The bank offers mobile banking through the KCB app, internet banking, and a diaspora banking services platform.[xxxii] Another service the bank offers is its Goal savings account. A Goal savings account locks a customer's savings for a period that suits them, beginning at six months and up to five years. While the money is in the account, it is accruing interest. Customers can keep adding money into the account while they work toward their targeted goal. There are no fees for a Goal savings account, however, the minimum balance to open an account is 1,000 Kenyan schillings (~$10).[xxxiii]


Kenya Credit Traders: Founded in 1985, Kenya Credit Traders (KCT) provides credit financing to purchase a variety of goods such as agricultural equipment, household furniture, kitchen appliances, light commercial equipment, and solar products. For a user to be approved for a hire purchase, in which they can pay in installments, they must provide a national identification card, a pay slip, bank statements from previous three months, and a guarantor if the product is over 50,000 Kenyan schillings (~$470).[xxxiv] Additionally, users can purchase products from KCT through cash purchases. When a product is purchased, customers can pick up the item from any KCT branch location. Additionally, KCT has mobile branches in trucks that deliver items to customers.

Klarna: Founded in 2005 and based in Sweden, is a Swedish bank that provides online financial services such as payment solutions for online storefronts, direct payments, and post purchase payments. Klarna's pay later payment option enables customers to split their purchases into installments or gradually pay over a 30-day period, with no fees or interest incurred. If a customer needs more time, they can apply to receive financing to purchase a product for a period of 6 to 36 months with interest accrued on the purchase.[xxxv] Businesses can provide Klarna as a solution by signing up for the platform and integrating it into their online and/or in-store checkout system. Pricing to offer Klarna as a payment solution ranges by region, with prices in the U.S. including a 30¢ transaction fee plus a variable fee ranging from 3.29% to 5.99% of each purchase.[xxxvi] Klarna's solutions have been used by 90 million customers across 17 countries.[xxxvii] The company announced it had raised $639 million in an equity funding round led by Softbank, at a post money valuation of $45.6 billion in June 2021.[xxxviii]





Richard Machomba, Founder and CEO: Richard is a fintech entrepreneur and the founder and CEO of FlexPay. As the CEO and founder, he has led the company since 2017. Richard has more than seven years of diverse experience in FinTech, entrepreneurship, developing, scaling startups, and building innovations across Africa. He has also participated in FinTech startup accelerators such as the 2017 Techstars Business Accelerator in Cape Town, the 2018 Africa First Class Google Launchpad in Lagos, and GoGlobal Africa Business Accelerator in the UK. Richard is also an established visual artist and product designer.



Johnson Mwangi, Co-Founder and Managing Director: Johnson Gituma is the Co-founder and managing director at FlexPay. Johnson has more than eight years of experience building emerging market ventures. His current role is to drive the go-to-market strategy and service growth at FlexPay by nurturing business relationships, closing key partnerships, and most importantly, making sales. Having held key positions, he possesses unique insight that marries technology to the marketplace. Johnson has a bachelor's degree in Energy Engineering from Kenyatta University and a Master's in Global Business Sustainability-Social Entrepreneurship from the Catholic University of Milan.



Dennis Karanu, Chief Marketing Officer: Dennis Karanu joined FlexPay at inception as the Chief Marketing Officer with more than 6 years of experience. In this role, he has been instrumental in driving the marketing and communication department from initial customer acquisition to the current growth phase. Prior to joining FlexPay, Dennis worked at Caterpillar as a marketing assistant which has enabled him to develop his marketing skills. He holds a bachelor's degree in commerce from Kenyatta University and is currently pursuing a master's degree in marketing from The University of Liverpool.



Martin Maina, CFO: Martin is a technopreneur with an economic background. Prior to joining FlexPay, he was a commercial banker for three years. The experience gathered during his tenure in commercial banking enabled him to understand the financial aspects of entrepreneurship and how it can be incorporated in social causes to bring positive impact. He is tasked with creating financial forecasts and building a finance team, as well as overseeing the accounting processes and practices for the company. Martin has a bachelor's degree in economics and finance from Kenyatta University.



 **Moses Gathecha, CTO:** Moses is the CTO at FlexPay and has over 10 years of experience in database management, digital and mobile payments, design and implementation in MySQL and Ms-access, software engineering, and software development. Together with the rest of the IT team he designs, builds, and runs the capabilities required to deliver new operating models and plays a leading role in making FlexPay a technology-led and scalable organization. Moses has a bachelor's degree in computer science from Moi University.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $8 million or $6 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred ownership interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price paid per share for preferred ownership interests by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $8 million or $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PAST FINANCING

Since inception, FlexPay has raised $560,000 in the form of convertible promissory notes and Simple Agreements for Future Equity (SAFEs). The convertible notes converted to equity in 2021, representing approximately 4.67% ownership in FlexPay.

Round	Date	Security	Amount	Interest Rate	Discount	Valuation Cap
Seed	Jan-22 & Apr-22	SAFE	$215,000	N/A	20%	$8M
Seed	Feb-22	SAFE	$100,000	N/A	20%	$7M
Seed	Jan-22	SAFE	$100,000	N/A	N/A	$8M
Convertible Note	Jul-19	Convertible Note	$100,000	7%	20%	$3M
Convertible Note	Aug-17	Convertible Note	$25,000	5%	20%	$1.2M
Accelerator	Apr-17	Convertible Note	$20,000	3.5%	N/A	N/A

PRESS

Quartz: Google is making good on its promise to bet more on African startups and developers
Ventureburn: 20 African startups selected for the UK's Go Global Africa programme
CapitalBusiness: Tusky's Enters E-Commerce Space With The Launch Of An Online Retail Portal
Disrupt Africa: 20 African startups selected for the UK's Go Global Africa programme
The East African: Google takes African startups under its wings
TechCruch: Ventures Platform announces first close of its $40M pan-Africa fund

RISKS



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,



- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

_____

[i] https://www.cnbc.com/2021/08/04/downsides-of-buy-now-pay-later-programs-like-affirm-and-afterpay.html
[ii] https://techcrunch.com/2022/01/13/tiger-global-accrue-savings-save-now-pay-later-purchases/
[iii] https://pitchbook.com/news/articles/Africa-fintech-startups-unicorns
[iv] https://mestafrica.medium.com/mest-and-make-it-in-africa-announce-2020-cohort-of-tech-by-her-accelerator-program-5dab03863d8a
[v] https://disrupt-africa.com/2019/03/27/20-african-tech-startups-selected-for-uk-based-go-global-programme/
[vi] https://pitchbook.com/news/articles/Africa-fintech-startups-unicorns
[vii] https://www.gsma.com/mobileeconomy/sub-saharan-africa/
[viii] https://www.brookings.edu/blog/brookings-now/2019/01/18/charts-of-the-week-africas-changing-demographics/
[ix] https://research-doc.credit-suisse.com/docView?language=ENG&format=PDF&sourceid=em&document_id=1083848241&serialid=9IOraZXBVn21NEpcekU8ss1mc20La1zFPqHXBLbdff4%3D&cspId=null
[x] https://ventureburn.com/2017/04/barclays-accelerator-announces-latest-participants-african-programme/
[xi] https://www.linkedin.com/pulse/connected-summit-2017-innovation-awards-winners-mwangi/
[xii] https://disrupt-africa.com/2018/03/19/12-startups-selected-for-first-african-google-launchpad-accelerator/
[xiii] https://ventureburn.com/2019/04/westerwelle-foundation-young-founders-conference/
[xiv] https://mestafrica.medium.com/mest-and-make-it-in-africa-announce-2020-cohort-of-tech-by-her-accelerator-program-5dab03863d8a
[xv] https://disrupt-africa.com/2019/03/27/20-african-tech-startups-selected-for-uk-based-go-global-programme/
[xvi] https://qz.com/africa/1751701/everything-you-need-to-know-about-african-fintech/
[xvii] FinTech in sub-Saharan African Countries A Game Changer? (2019). The International Monetary Fund
[xviii] https://thefintechtimes.com/top-african-challenger-banks-helping-the-unbanked-through-mobile-services/
[xix] https://qz.com/africa/1751701/everything-you-need-to-know-about-african-fintech/
[xx] https://fsdkenya.org/publication/finaccess2019/
[xxi] https://drive.google.com/file/d/12c_SdZW7ic8uSTjDAeW4LFzdY2PPtZ2e/view
[xxii] https://www.gsma.com/mobileeconomy/sub-saharan-africa/content/uploads/2021/09/GSMA_ME_SSA_2021_English_Web_Singles.pdf
[xxiii] https://www.brookings.edu/blog/brookings-now/2019/01/18/charts-of-the-week-africas-changing-demographics/
[xxiv] Pitchbook data, downloaded January 12, 2022
[xxv] https://techcrunch.com/2022/01/13/tiger-global-accrue-savings-save-now-pay-later-purchases/
[xxvi] https://www.accruesavings.com
[xxvii] https://www.accruesavings.com



xxviii https://techcrunch.com/2022/01/13/tiger-global-accrue-savings-save-now-pay-later-purchases/

xxix https://www.aspira.co.ke/how-it-works/

xxx https://lipalater.com/

xxxi https://www.linkedin.com/company/lipa-later-ltd/about/

xxxii https://www.linkedin.com/company/kcb-bank-group/about/

xxxiii https://ke.kcbgroup.com/for-you/open-account/savings/goal-savings-account

xxxiv http://www.kenyacredittraders.com/faq/

xxxv https://www.klarna.com/us/what-is-klarna/

xxxvi https://www.klarna.com/us/business/pricing/

xxxvii https://www.klarna.com/us/about-us/

xxxviii https://www.klarna.com/international/press/klarna-secures-additional-funding-as-consumers-demand-smarter-alternatives-to-shop-bank-pay/

EXHIBIT C
Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Flexpay LLC
16192 Coastal Highway
Lewes, Delaware 19958

Ladies and Gentlemen:

The undersigned understands that Flexpay LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 9, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on January 9, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

2

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Flexpay LLC 16192 Coastal Highway Lewes, Delaware 19958 Attention: Johnson Mwangi
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Flexpay LLC
By_____ Name: Title:

EXHIBIT D
Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Flexpay LLC

CROWD NOTE

FOR VALUE RECEIVED, Flexpay LLC, a Delaware limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is January 9, 2023.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, the Company's preferred ownership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per interest for preferred ownership interests by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

1

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of outstanding ownership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for ownership interests, (ii) exercise of all outstanding options and warrants to purchase ownership interests, and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean a series of the Company's preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Ownership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i.   Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

      ii.   Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Interests pursuant to the following:

      i.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

      ii.   If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

      i.   The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

      i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

           A. Converting to Preferred Ownership Interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

           B. Obtaining the Corporate Transaction Payment.

      ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2(a).

d. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent,

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enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

    c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

    c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

    d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred ownership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Flexpay LLC

CROWD NOTE

FOR VALUE RECEIVED, Flexpay LLC, a Delaware limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is January 9, 2023.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, the Company's preferred ownership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per interest for preferred ownership interests by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

1

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of outstanding ownership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for ownership interests, (ii) exercise of all outstanding options and warrants to purchase ownership interests, and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean a series of the Company's preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Ownership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Interests pursuant to the following:

    i. If the Investor is <u>not</u> a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Ownership Interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2(a).

d. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred ownership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Pitch Deck



FlexPay

Save Now,Buy Later

Automating flexible payments for goods and services for under-served markets.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

PROBLEM







Low Purchasing Power

The under-/un-banked persons may experience **struggles when purchasing essential goods and services as a one-off, out of** pocket payment; from quality household goods, to an expectant mother paying the delivery **fees.**[1]

Inaccessible and Expensive credit

Despite the high penetration rate of mobile money, especially in Kenya, the population is still considered to be unbanked or under banked,[2] especially women.[3] The unbanked or under banked find it difficult to access credit, and expensive when they do.[4]

Undisciplined Savings Habits

Without savings accounts, people may be more likely to raid their emergency savings funds for big purchases and become victims of impulse buying and unplanned spending.

[1] https://www.vox.com/future-perfect/21420357/kenya-mobile-banking-unbanked-cellphone-money
[2] https://www.gfmag.com/global-data/economic-data/worlds-most-unbanked-countries
[3] https://www.imf.org/external/pubs/ft/fandd/2020/03/africa-gender-gap-access-to-finance-morsy.htm
[4] https://tradingeconomics.com/country-list/bank-lending-rate?continent=africa

FlexPay

FlexPay focuses on automation and enhancing flexible payments between businesses and customers. We allow businesses to accept and manage flexible payments easily and efficiently from customers, hence promoting sales of participating businesses.

FlexPay also equips customers with purchasing power for goods and services by breaking down payments into flexible and affordable installments.

We do this by providing an end-to-end tailored platform, also known as LIPIA POLEPOLE, that monitors and tracks sales for merchants and customers in real time. Whether purchasing through offline or online store fronts, from buying a cell phone device from a retailer to paying for maternal health delivery fees in piecemeal, customers can purchase essential goods and services by making flexible payments over a stipulated period of time conveniently through their mobile money and bank transfer services.



HOW IT WORKS

RESERVE

Make a booking
online **or offline**
for a good or service.

PAYMENTS

Make
Subsequent Payments,

ANYWHERE,
ANYTIME, for ANY
AMOUNT.

VERIFICATION

Get a receipt validation
through SMS,
upon full payment.

CHECK OUT

Collect
product/utilize service
upon full payment.

FlexPay Offline

FlexPay Offline is our Save-Now-Buy-Later product for the retail sector, which allows customers and retailers to accept piecemeal payments for essential goods and services.

We partner directly with merchants such as supermarkets, product manufacturers, car dealers, water tank companies, and smaller shops selling high value items.











LIPIA POLEPOLE
ACCEPTED HERE
0%
INTEREST
LIPIA POLEPOLE
ACCEPTED HERE
0%
INTEREST

Major Partners

Hotpoint
Stanmatt Sons Limited
MOKO HOME + LIVING
TUSKYS Pay less, get more, Everyday
ZAWARI
House Wife's Paradise
ROTO TANKS
TINA TYRES
JUMIA TRAVEL

FlexPay Online

FlexPay Online targets e-commerce platforms and provides them with an additional checkout, pay in installments, "MAKE BOOKING" button.

The button helps merchants increase their sales by converting those shoppers who do not have the full amount to complete a purchase.













LG 1DOOR FRIDGE GN-Y331SLBB S/S
KSh 42495
Full name
Email
Your Name
Your Email
Phone Number
Phone Number
Initial Deposit
Initial Deposit
MAKE BOOKING
Close

Integrated Partners

- TUSKYS — Pay less, get more, Everyday
- mavazi by TUSKYS
- the computer shop
- PataBay — Expect More Pay Less
- ZURI MALL
- Slumberland

FLEXPAY SOCIAL IMPACT



LIPIA
POLEPOLE

JOB CREATION

Hire and train registered sales agents and promoters.



TECHNOLOGICAL IMPACT

Over 29,000 underbanked and unbanked families have accessed essential goods and services through our platform.



SME GROWTH

Helped 38 merchants across 325 stores increase sales.

MamaPrime

MamaPrime is an automated financial planning platform where pregnant mothers and/or their friends can make flexible piecemeal payments that go towards meeting the costs of their pre-natal clinics, delivery and post-natal care.

We partner directly with hospitals and pharmacies to offer quality Martenal Health to Low Income Families.



Partner Hospitals











The Nairobi Women's Hospital — With passion we deliver healthcare | The Nairobi West Hospital Ltd | Neema Hospital | Bristol Park Hospital — "Your Excellent Healthcare Solutions Provider" | Jacaranda Maternity | St. Francis Hospital

MamaPrime

Problem Statement:

Statistics show, in 2017, the lives of 342 Kenyan mothers are lost per 100,000 births.[1] Additionally, the infant mortality rate is approximately 31 deaths from every 1,000 live births, as of 2022.[2] It's believed these statistics, particularly maternal mortality, can be reduced if women give birth in health facilities with trained personnel. However, many women can't afford the cost of the care itself or transport to a facility, among other costs.[3]

Local situation (Kenya):

With an insurance penetration of a little more than 2%, most families pay for their health expenses out of pocket. While public hospitals can provider a cheaper delivery option compared to private hospitals, families will likely face lower quality of delivery care.[4] Mothers generally end up giving birth at home or in unaccredited healthcare facilities, endangering the life of both the mother and the child. A similar situation can be seen in most African countries.[5]

Solution:

MamaPrime seeks to make quality child-delivery affordable and accessible to all women, regardless of their financial status, by stretching the large payments required for admission and the child-birth process into unlimited, flexible installments throughout the entire pregnancy period.

We connect pregnant mothers to healthcare facilities earlier on in their pregnancy, and by leveraging technology (USSD and mobile money), make it possible for them to make piece-meal payments throughout their pregnancy journey. Families and friends are also able to contribute if need be, through our crowd-funding feature.

1 https://data.worldbank.org/indicator/SH.STA.MMRT?locations=KE
2 https://www.macrotrends.net/countries/KEN/kenya/infant-mortality-rate
3 https://www.prb.org/resources/reducing-maternal-deaths-in-west-and-central-africa/
4 https://www.standardmedia.co.ke/evewoman/amp/eve-woman/article/2001373276/how-much-it-actually-costs-to-give-birth-in-kenya
5 https://www.who.int/pmnch/media/publications/aonsectionIII_3.pdf?ua=1

MamaPrime Social Impact

  

1,520 MOTHERS SO FAR

Upcoming Product: FlexPay Credit

We aim to conduct a credit scoring algorithm to FlexPay users and give them an opportunity to access affordable credit for emergencies and other needs.

This could give users the power to create opportunities for themselves and empower others.



Overview of FlexPay Verticals



RETAIL & E-COMMERCE (FlexPay Offline / Online)

Supermarkets, home appliance, electronics, furniture, hardware, motor vehicle dealerships, brand shops, etc.



HEALTH (MamaPrime)

MamaPrime (**pre-pay for maternal** health services), hospitals, doula services, midwifery



TOUR & TRAVEL (Flex Goals)

Tour & travel agencies, hotels, motels, resorts, leisure parks



OTHER VERTICALS (Flex Goals)

School fees, rent, insurance, properties/land

BENEFITS OF USING FLEXPAY



FLEXIBLE MOBILE AND CARD PAYMENTS

Customers can make both mobile and card payments at the comfort of their home.



BIG DATA ANALYTICS

Enables merchants to create customer recommendations based on their purchase history, resulting in increase in sales.



EASY TO USE DASHBOARDS

Easy to use merchants and customer dashboards to help track the bookings.



ONLINE AND OFFLINE ACCESS

Platform is available online and offline, making it scalable in both developed and under-developed markets.



ROBUST APIs

Easy to use APIs for third party integrations.



ARTIFICIAL INTELLIGENCE

Helps to reduce human error and improve the customer experience.



CUSTOMER CONVERSION

Piecemeal payment acts as a tool that converts window shopper to real shoppers.



PRICE PROTECTION

Price protection for our customers.



REVENUE MODEL

- 3-20% Commission per sale

- 9% P.A. Interest on fixed bank deposits

  

KEY METRICS

22.4% CUSTOMER GROWTH RATE IN 2021	**38** MERCHANTS
50% REPEAT CUSTOMERS IN 2021	**325** OUTLETS
29,654 USERS SINCE INCEPTION	**38,698** BOOKINGS IN 2021

MARKETING PLAN

In the next 36 months we are looking to on-board 6,000 merchants in Africa, both online and offline with at least 500,000 users monthly.

We are looking for the right partners, payment processors, and merchants to help us hit this milestone.

The road to 6,000 merchants in 36 months.

Marketing Channel Split

Online 20%

Offline 80%

MANAGEMENT TEAM

   

RICHARD MACHOMBA	JOHNSON MWANGI	MARTIN MAINA	DENNIS KARANU
FOUNDER/ CEO	CO FOUNDER/ MANAGING PARTNER	CHIEF FINANCE OFFICER	BRANDING AND COMMUNICATION
BACHELOR OF FINE ARTS KENYATTA UNIVERSITY	MBA IN SOCIAL ENTREPRENEURSHIP CATHOLIC UNIVERSITY OF MILAN	BACHELOR OF ECONOMICS AND FINANCE KENYATTA UNIVERSITY	BACHELOR OF COMMERCE (MARKETING) KENYATTA UNIVERSITY



MOSES GATHECHA

CHIEF TECHNICAL OFFICER

BACHELOR OF COMPUTER SCIENCE
MOI UNIVERSITY

FEATURED/AWARDS

- *Barclays Techstars 2017 Cohort - Capetown, South Africa*
- *ICT Oracle Kenya Communication Authority - Fintech of The Year 2017*
- *Google Launchpad 2018 - Lagos, Nigeria*
- *Westerwelle Foundation 2019 Cohort - Berlin, Germany*
- *Go Global Africa 2019 - London ,UK*
- *MamaPrime Selected for Tech by Her Accelerator Cohort 2020*



USE OF PROCEEDS

Flexpay seeks to raise a minimum of $50,000 and a maximum of $1,070,000 in this crowdfunding raise. The company intends to use the funds on product development, hiring additional staff, business operations, and marketing.





THANK YOU

www.flexpay.co.ke

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>Company Risk (cont'd)</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

Of the top 10 fastest growing economies in the world in 2018, SIX of them were in Africa.

{SHOW CROWD OF PEOPLE WALKING ON AFRICAN STREET}
The 2019 population was more than 1.2 billion people, and the population of sub-Saharan Africa is expected to double by 2050. However, we believe Africa remains:
- underestimated,
- misunderstood,
- and virtually untapped...
when it comes to the ripe business opportunities that this continent offers.

In spite of the economic growth potential, many Africans are considered UNbanked or UNDERbanked. They may not have access to traditional banking services or may lack the credit history or other resources needed to access those services.

And that's why FlexPay, a flexible payment automation service, has taken up the challenge to solve this problem.

FlexPay works by offering customers a chance to "Save to Buy" items costing fifty to five thousand US-denominated dollars from participating merchants in installment, or piecemeal, payments.

FlexPay has taken the Save to Buy concept, commonly known as Layaway in the United States, and digitized the entire process... making Layaway a gateway to the credit ecosystem and giving customers the new experience of being able to access credit.

And because over 70% of the African continent is still offline, FlexPay operates both on-and-offline. To make an offline purchase, all a customer has to do is: {SHOW PROVIDED VIDEO CLIPS THAT ILLUSTRATE THE PROCESS}
- walk into any FlexPay partner store,
- identify the product they want,
- and the shop attendant will help them reserve the item online.

FlexPay works with merchants who have e-commerce platforms. To make a reservation online, the customer simply:
{DEMO PROCESS AS DESCRIBED IN QUESTIONNAIRE}
- visits the FlexPay marketplace,
- selects the product to reserve,
- selects the preferred merchant,
- gets redirected to the merchant's website,

- and clicks on the BOOK NOW button beside the product they want to reserve.

By offering these services, Flexpay aims to help merchants increase their sales by offering their customers easier ways to pay, compared to what other alternative payments providers can offer.

FlexPay operates in 3 major industries:
- Retail,
- Travel,
- And Maternal Health, where expectant mothers can start pre-paying for their childbirth delivery fees well before their due dates.

In 2017, FlexPay launched with a bang. Chosen for Barclays Accelerator, powered by Techstars in Cape Town in 2017, selected for the first class of Google's Launch Pad Africa.

Flexpay already has helped thousands of consumers access goods and services at no extra cost...

Flexpay amassed close to 10 MILLION DOLLARS in bookings of which $6.7 million already remitted to merchants as completed sales to the merchants Flexpay works with.

And an average of 70% of Flexpay's customers per quarter can access affordable credit from FlexPay and other third-party institutions.

There is a demonstrated demand for this service... and FlexPay intends to be primed, ready, and positioned to supply that demand.

Flexpay aims to be the largest piecemeal payment platform in Africa and other developing economies.